                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                            SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                       PROSPERITY PARTNERS, INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                            (CUSIP Number)

                            August 26, 2002
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     /    /    Rule 13d-1(c)
     / x  /    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None.

1.        Names of Reporting Persons:    DotCom Internet Ventures Ltd. (1)
                                         William Tay

          (1) William Tay is the controlling shareholder and director of
          DotCom Internet Ventures Ltd.

2.        Check the appropriate box if a member of a group:        (a) /x/
                                                                   (b)

3.        SEC use only

4.        Citizenship or place of organization

          William Tay                        Natural person, citizen of the
                                             United States
          DotCom Internet Ventures Ltd.      Delaware corporation

5-8.                            Sole       Shared   Sole          Shared
                                Voting     Voting   Dispositive   Dispositive
                                Power      Power    Power         Power

DotCom Internet Ventures Ltd.   250,000             250,000
William Tay                     250,000             250,000

9&11.     Aggregate amount beneficially owned by each reporting
          person and percent of class.

                                    Aggregate amount
                                    Beneficially        Percent
                                    Owned               of Class

DotCom Internet Ventures Ltd.       0                   0%   (1)
William Tay                         250,000             5%

     (1)       William Tay is the controlling shareholder and director of
               DotCom Internet Ventures Ltd. and may be deemed to be the
               beneficial owner of the common stock held by it.

10.       Check box if aggregate amount in #9
          excludes certain shares.                           Not applicable.

12.       Type of reporting Person

              DotCom Internet Ventures Ltd.       CO
              William Tay                         IN

----------------------------------------------------------------------
                             Schedule 13G/a              Part 2, page 1

Item 1(a)      Name of Issuer:   PROSPERITY PARTNERS, INC.

     (b)       Address of Issuer's Principal Executive Offices:

                               8723 Cambie Street
                               Vancouver, British Columbia, CANADA V6P 3J9

Item 2(a)      Name of Person Filing:               William Tay

     (b)       Address of Principal Business or,
               if none, Residence:                  2000 Hamilton Street
                                                    #520
                                                    Philadelphia, PA 19130-3883

     (c)       Citizenship:                         United States

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b) or (c)     Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:           250,000 shares
     (b)       Percent of Class:                    5%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote      250,000
        (ii) shares power to vote or to direct the vote         0
        (iii) sole power to dispose or to direct the
              disposition of                              250,000
        (iv) shared power to dispose or to direct the
               disposition of                                   0

Item 5. Ownership of Five Percent or Less of a Class

                                                          Not applicable

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:                 Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent
         Holding Company                                  Not applicable

Item 8.  Identification and Classification of Members
         of the Group

        The group consists of William Tay, a natural person, and
        DotCom Internet Ventures Ltd., a Delaware corporation of which
        William Tay is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                   Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to
        above were acquired and are held in the ordinary course of business and were not acquired and are not held for the
        purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not
        acquired and are not held in connection with or as a
        participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              By: /S/ WILLIAM TAY
                              ------------------------------
                              William Tay
August 26, 2002

----------------------------------------------------------------

                             Schedule 13G/a               Part 2, page 3

Item 1(a)      Name of Issuer:   PROSPERITY PARTNERS, INC.

     (b)       Address of Issuer's Principal Executive Offices:

                               8723 Cambie Street
                               Vancouver, British Columbia, CANADA V6P 3J9

Item 2(a)      Name of Person Filing:        DotCom Internet Ventures Ltd.

     (b)       Address of Principal Business or,
               if none, Residence:
                                                    1422 Chestnut Street
                                                    Suite #410
                                                    Philadelphia, PA 19102

     (c)       Citizenship:                         Delaware corporation

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to
               Rule 13d-1(b) or 13d-2(b) or (c)     Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:              0 shares (1)
     (b)       Percent of Class:                       0%
     (c)       Number of Shares as to which
               such person has:
        (i) sole power to vote or to direct the vote       250,000
        (ii) shared power to vote or to direct the vote         0
        (iii) sole power to dispose or to direct the
               disposition of                              250,000
        (iv) shared power to dispose or to direct the
               disposition of                                0

    (1) William Tay is the controlling shareholder and director of
        Dotcom Internet Ventures Ltd. and is therefore deemed to be the beneficial owner of the 250,000 shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class

                                                            Not applicable

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                        Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent Holding Company           Not applicable

Item 8. Identification and Classification of Members
        of the Group

        The group consists of William Tay, a natural person, and
        DotCom Internet Ventures Ltd., a Delaware corporation, of which
        William Tay is the controlling shareholder and director.

Item 9. Notice of Dissolution of Group:                     Not applicable

Item 10. Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to
        above were acquired and are held in the ordinary course of business and were not acquired and are not held for the
        purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not
        acquired and are not held in connection with or as a
        participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              DOTCOM INTERNET VENTURES LTD.

                              By: /S/ WILLIAM TAY
                              ---------------------------------
                              William Tay
                              Its: President and Director
August 26, 2002